UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PERASO, INC.

(Name of Subject Company (Issuer))

MOBIX LABS, INC.

(Names of Filing Persons (Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

71360T200

(CUSIP Number of Class of Securities (Underlying Common Stock))

Keyvan Samini

President and Chief Financial Officer

1 Venture, Suite 220

Irvine, California 92618

(949) 808-8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Raymond Lee, Esq.

Laurie L. Green, Esq.

Greenberg Traurig, LLP

18565 Jamboree Road

Suite 500

Irvine, CA 92612

(949) 732-6510

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

The pre-commencement communication filed under cover of this tender offer statement on Schedule TO is being filed by Mobix Labs, Inc. (“Mobix Labs”), a Delaware corporation, in connection with communications before a tender offer for the issued and outstanding shares of common stock, par value $0.001 per share (the “Peraso Common Stock”), of Peraso, Inc. (“Peraso”), a Delaware corporation.

Important Information about the Tender Offer

This communication is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell any securities, a solicitation of any vote or approval, or an offer of any kind in any jurisdiction in which such offer, solicitation or sale would be unlawful. No tender offer has been commenced at this time. If Mobix Labs commences a tender offer for the shares of Peraso, Mobix Labs will file with the SEC a tender offer statement on Schedule TO, together with an offer to purchase, a letter of transmittal and related documents (collectively, the “Tender Offer Materials”). In addition, Peraso would be required to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to any tender offer that is commenced. Holders of Peraso securities are urged to read the Tender Offer Materials and the Schedule 14D-9, if and when they become available, because they will contain important information that investors should consider before making any decision regarding tendering their shares. If a transaction is structured as one requiring registration under the Securities Act, Mobix Labs would file a registration statement (including a prospectus) with the SEC, and Peraso may file a proxy statement or other relevant documents with the SEC in connection with seeking any required approvals. Investors and security holders will be able to obtain the foregoing documents (if and when available) free of charge at the SEC’s website at www.sec.gov and from Mobix Labs’ investor relations website.

Forward-Looking Statements

This communication contains “forward-looking statements”. Forward-looking statements relate to expectations, beliefs, projections, plans and strategies, anticipated events or trends, and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “targets,” “predicts,” “potential,” “continue,” “outlook,” or the negative of these terms or other comparable terminology. These statements include, without limitation, statements regarding Mobix Labs’ proposal to acquire Peraso.

Forward-looking statements are based on Mobix Labs’ current expectations, estimates, assumptions and projections and involve known and unknown risks, uncertainties and other factors—many of which are outside Mobix Labs’ control—that may cause actual results to differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: the possibility that discussions with Peraso may not result in any definitive agreement or transaction; the risk that any potential transaction, if agreed upon, may not be completed in a timely manner or at all; the ability of the companies to realize anticipated synergies or strategic benefits; general economic, market, or industry conditions; fluctuations in demand for semiconductor and connectivity products; changes in applicable laws and regulations; the occurrence of any event, change or other circumstance that could give rise to the termination of any potential transaction; litigation relating to any proposal or transaction; the reaction of customers, suppliers, business partners and employees to any proposal or transaction; integration risks and the ability to realize expected benefits and synergies on the expected timeline or at all; financing availability; cost and terms and market volatility that could affect Mobix Labs’ ability to obtain capital on acceptable terms; macroeconomic, industry and competitive conditions; changes in defense and communications spending; risks related to retention of key personnel; and other risks described in Mobix Labs’ filings with the U.S. Securities and Exchange Commission (“SEC”), including its most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Any forward-looking statement speaks only as of the date it is made, and Mobix Labs undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements.

EXHIBIT INDEX

Exhibit 99.1. Press Release issued by Mobix Labs, dated November 3, 2025

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